SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: December 4, 2009
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On December 4, 2009, Mr. Leonidas Korres resigned, effective as of such date, from his position as an elected director of Navios Maritime Partners L.P.
     On December 9, 2009, Mr. Serafeim Kriempardis was appointed as an elected director by all of the remaining elected directors to fill the vacancy created by Mr. Korres’ resignation. Mr. Kriempardis will serve as a Class III director whose term will expire at the 2011 Annual Meeting or until earlier resignation or removal. Mr. Kriempardis will serve on both the Audit Committee and the Conflicts Committee. Navios issued a press release on December 10, 2009 with respect to such appointment. The press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No.  333-157000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: December 11, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated December 10, 2009